E-QURE CORP.
20 West 64th Street, Suite 39G
New York, NY 10023

May 9, 2018

US Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re: E-Qure Corp.

Registration Statement on Form S-1
Commission File No. 333-220371
Request for Acceleration

Ladies and Gentlemen:

On behalf of E-Qure Corp. this is to request that the above-referenced registration statement be declared effective by the Commission on May 10, 2018 at 11:00 a.m. EST or as soon thereafter as reasonably practicable.

Respectively submitted,

/s/ Ohad Goren
Chief Executive Officer